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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 1998

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F
              ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X
    ---         ---


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     Altarex Corp. (the "Company") is hereby filing its 1998 Second Quarter
Report, which it distributed to its security holders. A copy of its 1998 Second Quarter Report report is attached hereto as Exhibit 99.1.

Exhibits
--------

99.1     1998 Second Quarter Report


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ALTAREX CORP.

                            By: /s/  Richard E. Bagley
                                   ----------------------------------------

                            Name:  Richard E. Bagley

                            Title:    President and Chief Executive Officer

                            Date:   August 24, 1998




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                                INDEX TO EXHIBITS

EXHIBIT NO.                                              DESCRIPTION
-----------                                              -----------

99.1                                              1998 Second Quarter Report